

Provident Announces December Cash Dividend

News Release 32-11

December 8, 2011

All values are in Canadian dollars.

CALGARY, ALBERTA - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) announces its December cash dividend of $0.045 per share is payable on January 13, 2012 and will be paid to shareholders of record on December 21, 2011. The ex-dividend date will be December 19, 2011. Provident's 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on December 7, 2011 of $9.81, Provident's yield is approximately 5.5 percent.

For shareholders receiving their dividends in U.S. funds, the December 2011 cash dividend will be approximately US$0.044 per share based on an exchange rate of 0.9811. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

Investor and Media Contact:

Raina Vitanov
Manager, Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com

Corporate Head Office:

2100, 250 – 2nd Street SW
Calgary, Alberta T2P 0C1
Phone: (403) 296-2233
Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com